
Mail Stop 3030

November 14, 2016

<u>Via E-Mail</u>
Saagar Govil
Chief Executive Officer
Cemtrex, Inc.
19 Engineers Lane,
Farmingdale, New York 11735

> **Re: Cemtrex, Inc.**
> **Forms 10-K and 10-K/A for Fiscal Year Ended September 30, 2015**
> **DEF 14A filed February 8, 2016**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2016 and June 30, 2016**
> **Forms 8-K/A filed June 7, 2016, November 4, 2016, and November 9, 2016**
> **Response dated October 14, 2016**
> **File No. 001-37464**

Dear Mr. Govil:

We have reviewed your October 14, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 30, 2016 letter.

Form 8-K/A dated June 7, 2016 (Filed November 4, 2016)

Exhibit 99.1

1.   Please tell us why you do not include statements of cash flows for Periscope GmbH i.l., Paderborn for the three months ended March 31, 2016, as required by Rule 8-04 of Regulation S-X.

2.   Revise to label the interim financial statements as unaudited.

<u>Exhibit 99.2</u>

3.   Please tell us why you do not include statements of cash flows for Periscope GmbH i.l., Paderborn as required by Rule 8-04 of Regulation S-X. In this regard, we also note that the Report of Independent Registered Public Accounting Firm does not refer to statements of cash flows.

4.   Please revise to disclose the reason that the fiscal 2014 income statement is presented only for the period April 1, 2014 to December 31, 2014 rather than for the entire year.

<u>Exhibit 99.3</u>

5.   Please tell us why the amounts in the balance sheet as of March 31, 2016 included in the pro forma combined balance sheet in Exhibit 99.3 are different from the amounts in the balance sheet included in Exhibit 99.1.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Laurie Abbott at (202) 551-8071 or Geoff Kruczek, Special Counsel, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Spencer G. Feldman, Esq.
        Olshan Frome Wolosky LLP